16 October 2001	28/01

REUTERS GROUP THIRD QUARTER AND STRATEGY STATEMENT

•	Reuters Group third quarter revenue up 4% to £920 million

•	Cost savings programme accelerated

•	New strategy and operating model emphasising performance, scale and customer service

•	Reuters business being reshaped to deliver sustainable double-digit earnings growth and operating margins of 17%-20%

•	Dividend policy to reflect the new strategy and opportunities for growth in the business

London – Reuters Group revenue for the third quarter of 2001 rose 4% to £920 million (US$1.353 billion) from £888 million (US$ 1.306 billion) for the same period last year. Underlying revenue, which excludes the impact of acquisitions, disposals and currency movements, increased 1%. A good performance at Reuters Financial, where underlying revenue grew by 5%, was offset by the impact of weaker trading conditions at Reuterspace and at Instinet, the Group’s 83%-owned subsidiary which is publishing a separate third quarter results statement today.

Tom Glocer, Chief Executive, said: “We have delivered sound results given difficult trading conditions. More importantly, we are taking the tough decisions needed to improve our operating margins in the near term and position ourselves for stronger growth when markets recover.

“We are ahead of plan on our business transformation programme and our transition to a customer-led organisation. This momentum will help us fulfil our ambition to deliver sustainable, double-digit earnings growth.

“For us, these significant achievements were overshadowed by the loss of six members of the Reuters Group in the attacks on 11 September. The efforts of our staff around the world to help put our customers back in business underscored Reuters renewed commitment to customer service.”

Reuters

Revenue in Reuters Financial rose 6% to £674 million (US$991 million) in the third quarter compared with the same quarter last year. Underlying revenue increased 5%, driven by strong once-off solution sales growth of 25% and recurring revenue growth of 3%.

Reuters Information revenue grew 5% to £461 million (US$678 million) with underlying revenue also up 5%. Revenue growth was strong in the main economies of Europe and in the United States. Sales of the flagship Reuters 3000 Xtra increased to 48,000 units.

Revenue from Reuters Trading Solutions grew 9% to £213 million (US$313 million), 4% on an underlying basis. Strong solutions sales helped offset a decline in Transactions revenues.

Reuters completed its acquisition of the core US equities business of Bridge Information Systems Inc, an important strategic goal. These operations bring Reuters a large customer base among US institutional investors, leading trading and order routing technologies, and a team of highly skilled market professionals. Customers of the acquired businesses will benefit from Reuters performance, reliability and service focus and existing Reuters customers will gain new information, analytical and transaction capabilities. The estimated operating loss of the Bridge businesses being acquired has been reduced to US$3.5 million per month from US$6 million in April, when Reuters first bid for the business.

Reuterspace revenue declined 5% to £62 million at actual rates (US$91 million), falling 10% on an underlying basis. The revenue trend principally reflects high cancellations of online media services from advertising-supported Internet clients.

Instinet

Instinet’s revenue fell 1% to £187 million (US$275 million) in the third quarter compared with the same period last year, with underlying revenue down 5%. These figures take into account £12 million (US$17 million) in revenue lost when US markets were closed for four days following the 11 September attacks.

Instinet’s average daily U.S. volume of Nasdaq shares rose 7% in the third quarter compared to the same period last year, and exchange-listed share volume rose 11%.

The normal seasonal slowdown in third quarter trading volumes was exacerbated in 2001 by the weak economic conditions. The profitability of U.S. broker dealers, a source of market share growth for Instinet in the first half, came under significant pressure in the third quarter as low share trading volumes compounded the effects of decimalisation.

These factors, together with the introduction of Nasdaq’s Supersoes system during the third quarter, contributed to a decline in Instinet’s market share in Nasdaq-quoted trading. Instinet’s share of Nasdaq-quoted trading volumes was 13.5% in the third quarter, up from 13.1% in the comparable period of 2000, but down from 15.3% in the second quarter of 2001.

Business impact of 11 September 2001

The direct impact on the Reuters Group of the events of 11 September has been limited. The direct financial impact this year is expected to be £4 million (US$6 million) of revenue lost at Reuters as well as the £12 million (US$17 million) of revenue lost at Instinet as described above.

Prospects

During the third quarter, uncertain market conditions and prospects for an economic slowdown became more pronounced, particularly following 11 September. Accordingly, underlying subscription-based revenue in Reuters Financial is now expected to grow by between 1% and 2% in the second half, compared to the July forecast of 3% second half growth.

Also in July, Reuters forecast that once-off revenue would grow by 10% in the second half, at the same time cautioning that it is always difficult to predict the timing of deal completion and, ultimately, of revenue recognition. Although third quarter revenue growth was a healthy 25%, customers are reviewing their spending programmes in the wake of 11 September. Given these conditions, Reuters believes it is unlikely to achieve its July forecast but remains confident that medium term prospects for once-off solutions revenue are positive due to a good order pipeline and industry predictions of higher spending as customers rebuild their New York infrastructure.

In light of market conditions, Reuters is accelerating its cost savings programmes, and now expects to exceed the targets outlined in July by £30 million per year, delivering £170 million of total savings in 2002 and £220 million in 2003. These new savings will be achieved by reducing headcount by 500 Reuters staff, in addition to the reduction of 1,100 announced in July. These new reductions will cost a further £40 million in once-off severance payments this year.

Strategy

In a meeting with investors later today, Reuters senior management will outline its two-phase ambition to reshape the business to achieve sustainable, double digit earnings growth and operating margins of 17% to 20% over the next five years.

The first phase will see limited revenue growth, with earnings growth arising primarily from cost savings. In the second phase Reuters will see revenues accelerating to fuel continued earnings growth. This is expected to result from the affirmative steps taken in the first phase to reshape the business, as well as from improvement in general market conditions.

Dividend Policy

In tandem with this strategic review and the decision to reshape the organisation around customer segments, Reuters Group has reviewed its dividend policy. Given the opportunities available for growth in the business, Reuters has concluded that it should retain a higher proportion of its earnings and available cash flows.

Accordingly, for 2001 the Reuters Group Board anticipates recommending a full year dividend of 10p per share (2000 16p). From this new base, Reuters expects to adopt a progressive dividend policy while having a goal for dividend cover of at least two times, based on the normalised earnings of the Reuters Group excluding Instinet. In connection with its IPO, Instinet stated its intention not to distribute its cash flow in the form of dividends to its shareholders, including Reuters.

Reuters Group will keep its capital structure under review and will consider returning any surplus funds to shareholders through share buy-backs.

End

Contacts:

Peter Thomas/Adrian Duffield Corporate Relations - UK peter.v.thomas@reuters.com or adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4890/4728

Nancy Bobrowitz/Felicia Cosby Corporate Communications - USA nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com	Tel: +1 646-223-5220/5223

REUTERS GROUP

REVENUE ANALYSIS — THREE MONTHS TO 30 SEPTEMBER 2001

	Three months to 30 September		% Change		Three months to 30 September
	2001 £m	2000 £m	Actual	Under- lying	2001 US$m	2000 US$m
Revenue analysis
by division

Reuters Information	461	438	5%	5%	678	644
Reuters Trading Solutions	213	196	9%	4%	313	288

Reuters Financial	674	634	6%	5%	991	932
Reuterspace	62	66	(5%)	(10%)	91	97

Reuters	736	700	5%	3%	1,082	1,029
Instinet	187	189	(1%)	(5%)	275	278
Share of joint ventures revenue	26	23	14%	9%	38	34
Intra group revenue	(3)	(1)	98%	94%	(4)	(1)

Gross revenue	946	911	4%	2%	1,391	1,340

Less share of joint ventures revenue	(26)	(23)	14%	9%	(38)	(34)

Group revenue	920	888	4%	1%	1,353	1,306

Revenue analysis
by type

Recurring	666	648	3%	2%	979	954
Usage	204	202	1%	(5%)	300	296
Outright	50	38	31%	25%	74	56

Group revenue	920	888	4%	1%	1,353	1,306

Revenue analysis
by geography

Europe, Middle East and Africa	447	416	8%	7%	658	612
The Americas	337	334	1%	(4%)	495	491
Asia/Pacific	136	138	(2%)	2%	200	203

Group revenue	920	888	4%	1%	1,353	1,306

Note: Share of joint ventures revenue excludes amounts invoiced to Radianz

REUTERS GROUP REVENUE ANALYSIS — NINE MONTHS TO 30 SEPTEMBER 2001

	Nine months to 30 September		% Change		Nine months to 30 September		Year to 31 December
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m	2000 £m	2000 US$m
Revenue analysis
by division

Reuters Information	1,383	1,287	8%	6%	2,034	1,891	1,737	2,554
Reuters Trading Solutions	624	568	9%	4%	917	835	822	1,208

Reuters Financial	2,007	1,855	8%	5%	2,951	2,726	2,559	3,762
Reuterspace	192	163	18%	0%	282	240	235	345

Reuters	2,199	2,018	9%	5%	3,233	2,966	2,794	4,107
Instinet	669	570	17%	10%	983	838	804	1,182
Share of joint ventures revenue	77	61	27%	18%	113	90	86	126
Intra group revenue	(8)	(4)	103%	97%	(12)	(6)	(6)	(9)

Gross revenue	2,937	2,645	11%	6%	4,317	3,888	3,678	5,406

Less share of joint ventures revenue	(77)	(61)	27%	18%	(113)	(90)	(86)	(126)

Group revenue	2,860	2,584	11%	6%	4,204	3,798	3,592	5,280

Revenue analysis
by type

Recurring	2,010	1,871	7%	4%	2,955	2,750	2,537	3,729
Usage	720	613	17%	9%	1,058	901	863	1,269
Outright	130	100	30%	22%	191	147	192	282

Group revenue	2,860	2,584	11%	6%	4,204	3,798	3,592	5,280

Revenue analysis
by geography

Europe, Middle East and Africa	1,357	1,237	10%	7%	1,995	1,818	1,689	2,482
The Americas	1,103	949	16%	7%	1,621	1,395	1,344	1,976
Asia/Pacific	400	398	0%	2%	588	585	559	822

Group revenue	2,860	2,584	11%	6%	4,204	3,798	3,592	5,280

Note: Share of joint ventures revenue excludes amounts invoiced to Radianz

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of Internet technologies for the widest distribution of information and news. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 30 June 2001 employed 19,081 staff in 204 cities in 100 countries. On 1 October 2001 an additional 1,273 staff joined Reuters when the company completed the acquisition of certain Bridge assets.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

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